BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general the conclusion, on the date hereof, of the share buyback program disclosed by the Material Fact dated December 7, 2023, considering that the maximum number of ordinary shares to be acquired by the Company was reached.

Within the scope of the Share Buyback Program, since its approval up to the date hereof, BRF acquired on the stock exchange, at market prices, the total of 14,000,000 (fourteen million) common shares issued by Company, which will remain in treasury and later used by the Company within the purposed of the Company's Restricted Stock Plan and/or Stock Option Plan. If the shares are not used for such purpose, they may also be canceled or resold.

São Paulo, April 2, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investors Relations Officer

BRF S.A.